SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                USAir Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share

           (Upon Conversion of Series F Cumulative Convertible Senior
               Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2
           Cumulative Convertible Exchangeable Senior Preferred Stock)
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   911905 10 7
                       --------------------------------
                                 (CUSIP Number)


Paul Jasinski                                     Benjamin F. Stapleton
British Airways Plc                               Sullivan & Cromwell
75-20 Astoria Boulevard                           125 Broad Street
Jackson Heights, New York  11370                  New York, New York  10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 14, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP NO.  911905 10 7
----------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BritAir Acquisition Corp. Inc.
      IRS Identification No. 521578385

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC, AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER

  NUMBER OF                30,000 shares of Series F Cumulative Convertible
    SHARES                 Senior Preferred Stock, 152.1 shares of Series T-1
                           Cumulative Convertible Exchangeable Senior Preferred
                           Stock and 9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred Stock
                           -----------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
  OWNED BY                      -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH                   30,000 shares of Series F Cumulative Convertible
                           Senior Preferred Stock, 152.1 shares of Series T-1
                           Cumulative Convertible Exchangeable Senior Preferred
                           Stock and 9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred Stock

                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,000 shares of Series F Cumulative  Convertible  Senior Preferred Stock,
      152.1 shares of Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and 9,919.8 shares of Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock


--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [     ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.11% of Common Stock (assuming Conversion of Series F Cumulative Convertible Senior Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2 Cumulative Convertible Exchangeable Series Preferred Stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      British Airways Plc
      IRS Identification No. 131546240

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER

  NUMBER OF                30,000 shares of Series F Cumulative Convertible
    SHARES                 Senior Preferred Stock, 152.1 shares of Series T-1
                           Cumulative Convertible Exchangeable Senior Preferred
                           Stock and 9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred Stock (all
                           of the foregoing indirectly through Britair
                           Acquisition Corp. Inc.)
                           -----------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
  OWNED BY                      -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH                   30,000 shares of Series F Cumulative Convertible
                           Senior Preferred Stock, 152.1 shares of Series T-1
                           Cumulative Convertible Exchangeable Senior Preferred
                           Stock and 9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred Stock (all
                           of the foregoing indirectly through Britair
                           Acquisition Corp. Inc.)
                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      30,000 shares of Series F Cumulative Convertible Senior Preferred Stock, 152.1 shares of Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and 9,919.8 shares of Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (all of the foregoing indirectly through Britair Acquisition Corp.
      Inc.)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.11% of Common Stock (assuming Conversion of Series F Cumulative Convertible Senior Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2 Cumulative Convertible Exchangeable Series Preferred Stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $1.00 per share, of USAir Group, Inc. ("USAir"), Crystal Park Four, 2345 Crystal Drive, Arlington, Virginia 22227, which is issuable upon conversion of the Series F Cumulative Convertible Senior Preferred Stock, without par value (the "Series F Preferred Stock"), the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T-1 Preferred Stock") and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T-2 Preferred Stock", and, collectively with the Series F Preferred Stock and the Series T-1 Preferred Stock, the "USAir Preferred Stock") held by the entities making this filing.

Item 4. Purpose of Transaction

         On December 17, 1996, British Airways Plc ("BA") sent a letter to USAir notifying USAir, pursuant to the Investment Agreement between USAir and BA, dated as of January 21, 1993, as amended (the "Investment Agreement"), that BA's wholly-owned subsidiary, BritAir Acquisition Corp. Inc., intends to sell in one or more underwritten public offerings or privately negotiated transactions all of the 30,000 shares of Series F Preferred Stock, the 152.1 shares of Series T-1 Preferred Stock and the 9,919.8 shares of Series T-2 Preferred Stock owned by it.

         In connection with the proposed sale, and pursuant to the Investment Agreement, USAir has the right of first offer to purchase such stock. On February 14, 1997, USAir sent a letter (attached hereto as Exhibit 1) to BA notifying BA that USAir will not exercise its right of first offer. Accordingly, BA will proceed with its intention to sell in one or more underwritten public offerings or privately negotiated transactions all of the 30,000 shares of Series F Preferred Stock, the 152.1 shares of Series T-1 Preferred Stock and the 9,919.8 shares of Series T-2 Preferred Stock owned by it.

Item 5.  Interest in Securities of the Issuer

         (a) BritAir owns directly  30,000  shares of Series F Preferred  Stock,
152.1 shares of Series T-1 Preferred Stock and 9,919.8 shares of Series T-2 Preferred Stock. Subject to restrictions on foreign ownership of U.S. airlines, the 30,000 shares of Series F Preferred Stock held by BritAir are convertible into 15,458,850 shares of Common Stock, the 152.1 shares of Series T-1 Preferred Stock are convertible into 74,195 shares of Common Stock and the 9,919.8 shares of Series T-2 Preferred Stock are convertible into 3,757,500 shares of Common Stock. Collectively, the total of such shares of Common Stock is equal to approximately 23.11%* of the total number of shares of Common Stock of the Company outstanding (assuming full conversion of the USAir Preferred Stock into Common Stock). BA does not beneficially own any shares of Common Stock of the Company; however, BritAir is a wholly owned subsidiary of BA.



--------
* Based on the number of shares of Common Stock of the Company outstanding as of October 31, 1996, as disclosed in USAir's Form 10-Q for the period ended September 30, 1996.

         (b) BritAir, a wholly owned subsidiary of BA, has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the shares of Series F Preferred Stock, the Series T-1 Preferred Stock and the Series T-2 Preferred Stock owned by it.

         No transactions in the shares of Series F Preferred Stock, the Series T-1 Preferred Stock, or the Series T-2 Preferred Stock were effected by the Reporting Person since the most recent filing on Schedule 13D.

         (d) No person other than BritAir, a wholly owned subsidiary of BA, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series F Preferred Stock, the Series T-1 Preferred Stock or the Series T-2 Preferred Stock beneficially owned by BritAir.

         (e) Not applicable

Item 7.  Material to be filed as Exhibits

         1. Letter, dated February 14, 1997, from USAir to BA.

                                   SIGNATURES
                                   ----------


         Each of the undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.



                                        BRITISH AIRWAYS PLC


                                        By  /s/ Paul Jasinski
                                            -----------------
                                             Paul Jasinski
                                             Authorized Representative

                                        BRITAIR ACQUISITION CORP. INC.



                                        By  /s/ Paul Jasinski
                                            -----------------
                                             Paul Jasinski
                                             Authorized Representative


Dated:  February 14, 1997

                               DELEGATION OF POWER


                  I, Barbara Cassani, pursuant to Paragraph 12 of the Power of Attorney for the United States granted to me by British Airways Plc, dated October 8, 1993, do hereby appoint Paul Jasinski, General Counsel USA, to act as Attorney in my place and to discharge any and all responsibilities and powers contained in the aforesaid Power of Attorney for one (1) year from the date of execution of this document.

                                            /s/ Barbara Cassani
                                            -------------------
                                            Barbara Cassani
                                            General Manager USA and Alliances


Sworn to before me, a
Notary Public, this 17th
date of October, 1996


/s/ James B. Blaney
-------------------
        James B. Blaney
Notary Public, State of New York
        No. 02BL4919572
  Qualified in New York County
 Commission expires Jan 19, 1998

By this Power of Attorney given the eighth day of October One thousand nine hundred and ninety three BRITISH AIRWAYS Plc a company registered and existing under the Laws of the United Kingdom of Great Britain and Northern Ireland whose Registered Office is situate at Speedbird House Heathrow Airport London England (hereinafter called "the Company") HEREBY APPOINTS Barbara Cassani (hereinafter called "the said Attorney") to be the Attorney of the Company in The United States of America (hereinafter called "the Designated Area") for and in the name of and on behalf of the Company to do all or any of the following things in connection with the business carried on by the Company of transporting passengers mails and cargo.

         1. TO apply to the Government of the Designated Area or to any other appropriate authority for and to obtain any requisite decree of authorisation licence or permission to enable the Company to register operate and carry on its business in the Designated Area to effect such registration and to accept and comply with any conditions subject to which any such decree of authorisation licence or permission may be granted.

         2. TO sign all necessary documents and make all proper declarations and do all such other things as may be necessary in connection with the registration of the Company in the Designated Area.

         3. TO do all things requisite for compliance with the Laws Decrees and Ordinances for the time being in force in the Designated Area or with the regulations and requirements of any Government Department or judicial or other authority relating to the business affairs of the Company.

         4. TO manage transact and carry on the said business of the Company and do all matters and things necessary or in any manner connected with the said business and affairs of the Company within the Designated Area.

         5. TO conduct banking accounts with Bankers appointed by the Company under the terms of a Resolution passed by the Company and held by the said Bankers.

         6. FROM time to time either to purchase hire or take on lease any lands buildings or other real property situate within the Designated Area or to sell let on lease exchange or otherwise deal with any lands buildings or other real property of the Company situate within the Designated Area.

         7. TO buy and sell goods of all kinds for cash or on credit and to contract for and carry out repairs and improvements of any kind whatsoever to real and personal property of the Company situate within the Designated Area.

         8. TO receive or recover any moneys goods chattels effects or property whether real or personal due owing or belonging to the Company under any circumstances whatsoever and in respect of such moneys goods chattels effects or property received or recovered to execute and deliver good and sufficient receipts discharges releases acquittances or indemnities.

         9. TO accept service of any legal process or notice required or permitted by the Laws of the Designated Area to be served upon the Company.

         10. TO sue and be sued to institute carry on defend compromise abandon or submit to judgment in any legal proceedings to join in and submit to arbitration to give security or indemnities for costs to pay money into Court and to take full responsibility in all law suits and legal cases and proceedings which may be brought by or against the Company or may otherwise concern the Company in the Courts and other lawfully appointed tribunals of the Designated Area.

         11. TO carry out any written or cabled instructions (whether by way of addition to or variation of the other powers hereby conferred) of which a letter to the said Attorney containing such instructions signed on behalf of the Company or a cable from Barclays Bank Plc to their Correspondents in the Designated Area or a copy (or if in code a translation) of such cable certified by such Correspondents conveying instructions from the Company to the said Attorney shall without further authentication be sufficient evidence but so that every person who has not received express notice of any such instructions shall assume that none have been given.

         12. TO substitute and appoint from time to time on receiving the Company's approval either by letter or by telegram any person or persons to act as Attorney or Attorneys in place of the said Attorney and from time to time on receiving the Company's approval in either of the aforesaid manners every such substitute or substitutes at pleasure to remove and another or others to appoint in his or their place and stead.

         13. TO authenticate and procure legal recognition of this Power of Attorney in any locality and to file and register the same as the said Attorney may think fit.

         AND for all and any of the above purposes to sign seal deliver execute and do all such deeds transfers documents acts and things as may be necessary and to employ and remunerate Bankers Brokers Lawyers and Agents.

         THE COMPANY HEREBY RATIFIES AND AGREES TO CONFIRM all acts lawfully done or caused to be done in exercise of the powers hereby conferred including whatsoever shall be done between the revocation by any means of the powers so exercised and the time of such revocation becoming known to the said Attorney or any such substitute exercising the same AND IT IS HEREBY DECLARED that this Power of Attorney shall at all times be conclusively binding on the Company in favour of third parties who have not received notice of the revocation thereof.

         AS from the date of the registration of this Power of Attorney with the appropriate Authorities in THE UNITED STATES OF AMERICA the Company hereby revokes the Power of Attorney dated the seventeenth day of October One thousand nine hundred and ninety one given to JOHN STORY and every power and authority thereby conferred.

                  IN WITNESS whereof the Company has caused its Common Seal to be hereunto affixed the day and the year first before written.

                                            THE COMMON SEAL OF British
                                             Airways Plc was hereunto affixed in
                                              the presence of:




                                                             Assistant Secretary

UNITED KINGDOM OF GREAT BRITAIN)
CITY OF LONDON   E N G L A N D ) SS.


         I, ANDREW NICHOLAS ROBINSON, of the City of London, Notary Public duly admitted and sworn practising in the said City,


                                       DO HEREBY CERTIFY AND ATTEST:


         THAT the Seal affixed at foot of the hereunto annexed Power of Attorney is the genuine Common Seal of "BRITISH AIRWAYS Plc", a Company duly incorporated and existing under the laws of England, registered at the Companies Registration Office for England and Wales under No. 1777777 and having its Registered Office at Speedbird House, Heathrow Airport, (London), Hounslow TW6 2JA, Middlesex, England.

         THAT the signature set and subscribed at foot of the said Power of Attorney is truly that of PAUL HENRY JARVIS, Assistant Secretary of the said Company.

         AND THAT the said Power for Attorney, being so sealed and signed, is binding on the said Company in accordance with the provisions of English law.

         IN TESTIMONY WHEREOF I have hereunto set my hand and affixed my Seal of Office in the City of London aforesaid, this fourteenth day of October One thousand nine hundred and ninety-three.

                                                     /s/ A. N. Robinson
                                                     ------------------
                                                     A. N. Robinson

                                    APOSTILLE
                      (Hague Convention of 5 October 1961/
                    Convention de la Haye du 5 octobre 1961)


1.       Country:  United Kingdom of Great Britain and Northern Ireland
         Pays:  Royaume-Uni de Grande-Bretagne et d'Irlande du Nord

         This public document/Le present acte public

2.       has been signed by A.N. ROBINSON
         a ete signe par ..................................................

3.       acting in the capacity of Notary Public
         agissant en qualite de ...........................................

4.       bears the seal/stamp of THE SAID NOTARY PUBLIC
         est revetu du sceau/timbre de ....................................

                                             Certified/Atteste 14 OCT 1993

5.       at London/a Londres        6.       the/le .......................

7. by Her Majesty's Principal Secretary of State for Foreign and Commonwealth Affairs/par le Secretaire d'Etat Principal de Sa Majeste aux Affaires Etrangeres et du Commonwealth.

8.       Number/sous No G 198141

9.       Stamp:                     10.  Signature:
         Timbre:

                                  EXHIBIT INDEX


                                                                   Page on which
                                                                 Exhibit appears
                                                                 ---------------


Ex-99.1.  Letter, dated February 14, 1997,
          from USAir Group, Inc. to British Airways Plc.



                                      -11-